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                               March 28, 2023

       Steven Arenal
       President
       Tenaya Group, Inc.
       626 Wilshire Blvd., Suite 410
       Los Angeles, CA 90017

                                                        Re: Tenaya Group, Inc.
                                                            Form 10-12G
                                                            Filed March 1, 2023
                                                            File No. 000-56524

       Dear Steven Arenal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed March 1, 2023

       General

   1. We note that your registration statement on Form S-1 was declared effective on November
                                                        13, 2018. We also note
that since effectiveness you have only filed one Form 10-K, for the period ended
December 31, 2018 filed on December 23, 2019, and a Form 8-K in
                                                        2020 relating to your
company. It appears you are delinquent in your reporting
                                                        obligations under the
Exchange Act of 1934. Please revise your disclosure throughout the registration statement
to address the risks associated with your failure to file these reports, including updating your
risk factor on page 5, and the potential risk that you may not meet your reporting
obligations going forward. Specifically address your failure to file the required 1934 Exchange
Act reports in the first paragraph in the Business Development section on page 1.
 Steven Arenal
FirstName  LastNameSteven Arenal
Tenaya Group,  Inc.
Comapany
March      NameTenaya Group, Inc.
       28, 2023
March2 28, 2023 Page 2
Page
FirstName LastName
Item 1. Description of Business, page 1

2.       We note your statement that    [t]he company has been in the
developmental stage since
         inception and has no operations to date.    Please revise this section
to address the
         businesses reflected in the Form S-1 filed 11/1/18, the Form 10-K filed 12/23/19 and the
         Form 8-K filed 5/8/20. We also note the disclosure in Footnote 1 to the Notes to the
         Audited Financial Statements that states that    The Company is a
Hollywood based media
         branding company. The Company plans to produce feature length documentaries, podcasts and documentary style television series for mainstream broadcasters and popular
         video on-demand platforms.    Please revise as appropriate.
Form of Acquisition, page 3

3.       We note your statement, on page 4, that    Mr. Arenal will devote (10)
ten hours per week
         of his time to our operations   .    We also note your statement, on
page 6, that
            management anticipates devoting no more than (25) twenty five hours per week to the
         Company   s affairs in total.    Please revise to reconcile your
statements regarding the
         amount of time Mr. Arenal will devote to the company.
Item 1A. Risk Factors, page 5

4. Please revise to reconcile your disclosure, on page 7, that states "all of the presently outstanding shares of common stock (5,000,000) are...." with disclosures in your financial
         statements that indicate you have 17,215,000 shares outstanding as of December 31,
         2022.
Item 2. Financial Information , page 10

5. We note your disclosure that you anticipate you will obtain loans or investments from Mr.
         Arenal to meet your operational needs for the next 12 months. Please reconcile with the disclosure on page 3 that such financing will be provided through the purchase of stock.
         Please also disclose the material terms of any loans to be provided, if known. Please clarify whether you have a written agreement with your president. If so, please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 12

6. Please update the information in this section as of the most recent practicable date. Please also reconcile inconsistent disclosure regarding ownership. For instance, footnote two to the beneficial ownership table indicates there are 17,215,00 million shares outstanding as of the date of the registration statement, while the disclosure following the table states there are 10 million shares outstanding. Additionally, we note that the beneficial ownership table indicates that Steve Arenal holds 13 million shares with 100% of the common stock outstanding while you indicate different amounts for the total number of common stock outstanding in this section.
 Steven Arenal
Tenaya Group, Inc.
March 28, 2023
Page 3
Item 5. Directors and Executive Officers, page 12

7. Please provide at least 5 years of experience for Mr. Arenal. Specifically, please disclose each company worked at, the position held, and the month and year his employment started and ended with each entity. Also indicate the principal business conducted by
      Hutton Private Finance. Additionally, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.
8. Please expand your disclosure to identify all businesses in which your officers or directors are, or may become, officers, directors, controlling shareholders, partners and/or members in 1934 Exchange Act reporting companies. This should include, but not be limited to, any blank check companies with which Mr. Arenal is involved.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 14

9. Please include disclosure required by Item 404(a)(5) of Regulation S-K including the amounts due to related parties, as reflected in the financial statements and footnote 4 to the financial statements.
10.   Please revise to address the conflicts of interest with Steve Arenal   s
involvement with
      Lucent, Inc.
Item 10. Recent Sales of Unregistered Securities, page 16

11.   We note your statement    None in the last 2 years.    Please revise to
provide the
      information required by Item 701 of Regulation S-K for the last three years or advise us why the information is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Arenal
                                                             Division of
Corporation Finance
Comapany NameTenaya Group, Inc.
                                                             Office of Real
Estate & Construction
March 28, 2023 Page 3
cc:       Byron Thomas
FirstName LastName